NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

1.	New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American depositary shares, each representing one ordinary share, (the 'ADSs') of Longtop Financial Technologies Limited (the 'Company') from listing and registration on the Exchange at the opening of business on August 29, 2011, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange.

The decision was reached in view of the following facts: On July 5, 2011, the Company announced the resignation of its three independent audit committee and board members effective July 1, 2011. The Company has not announced the appointment of any other additional board members. In addition, the Company independent audit firm resigned on May 22, 2011.
In its resignation letter, the independent auditor stated that its resignation was the result of, among other things, falsification of accounting records, the deliberate interference by the Company's management in the independent auditor's audit process, and the unlawful detention of the independent auditor's audit files. The independent auditor further stated that it was no longer able to place reliance on management's representations in relation to prior period financial reports, that continued reliance should no longer be placed on its audit reports on the previous financial statements, and declined to be associated with any of the Company's financial communications in 2010 and 2011. The independent auditor also noted that the circumstances prompting its resignation could constitute illegal acts for purposes of
Section 10A of the Exchange Act.

2. The Exchange's Listed Company Manual, Sections 802.01D, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when:

     The company does not maintain an Audit Committee in conformity with Exchange requirements, which require each member of a listed company's audit committee to be independent.

     The company or its management engages 'in operations which, in the opinion of the Exchange, are contrary to the public interest,' when the company fails to 'observe good accounting practices in reporting of earnings and financial position,' or when the company engages in '[o]ther conduct not in keeping with sound public policy.'

3. The Exchange, on August 16, 2011, determined that the ADSs should be suspended from trading before the opening of the trading session on August 17, 2011, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified of the Exchange's delisting determination by letter on July 19, 2011.

4. Pursuant to the above authorization, a press release was issued on August 16, 2011 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on August 16, 2011 and other various dates of the proposed suspension of trading in the ADSs. Similar information was included on the Exchange's website.
Trading in the ADSs in the Exchange was suspended before the opening of the trading session on August 17, 2011.

5. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The prescribed time for Longtop Financial Technologies Limited to file an appeal has expired and the Company has not submitted an appeal request within the prescribed time period.